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APPENDIX 2

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15D-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of December 2001

PEACE ARCH ENTERTAINMENT GROUP INC. (Translation of Registrant's name into English) #500, 56 East 2nd Avenue, Vancouver, B.C., Canada, V5T 1B1 (Address of principal executive office)

[Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20F or Form 40-F.

Form 20-F /x/    Form 40-F / /]

[Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes / /    No /x/

(If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-        )]

PEACE ARCH LOGO

December 3, 2001
FOR IMMEDIATE RELEASE

PEACE ARCH ANNOUNCES REFINANCING OF SUBORDINATED DEBT

VANCOUVER, British Columbia—Peace Arch Entertainment Group Inc. (AMEX: "PAE"; TSE: "PAE.A", "PAE.B") today announced that it has refinanced a portion of its subordinated debt.

Peace Arch is pleased to announce that Working Opportunity Fund (EVCC) Ltd. ("WOF") has replaced $3.96 million of subordinated debt held by the Business Development Bank of Canada and two funds managed by Mercantile Bancorp Ltd. This brings the Company's total debt outstanding to WOF to $5.3 million.

In September, Peace Arch entered into a forbearance agreement with its subordinated lenders, managed by Mercantile Bancorp, that required the Company to either repay its subordinated debt or cure a breach under its Loan Agreement by November 30, 2001. In accordance with this agreement, $2.2 million of the Company's subordinated debt was repaid during September and October 2001, reducing the total outstanding to $5.7 million.

As part of the refinancing with Working Opportunity Fund, the subordinated lender group will extend the term of the loans from February 28, 2002 to December 31, 2002 and will waive all pre-payment penalties. In consideration for these and other concessions negotiated by the Company, the interest rate has been increased to 36% per annum, payable monthly, on all but $251,963 of the outstanding subordinated debt that is held by two directors of the Company. As additional consideration, the Company has issued warrants to purchase 230,000 Class B Subordinate Voting Shares on or before June 30, 2003 at the current market price. Concurrently, warrants to purchase 85,205 Class A Multiple Voting Shares were cancelled.

"Although the new loans bear interest at an high annualized rate, we view this as a short term bridge loan that we intend to repay or refinance well before its maturity", commented Garth Albright, Chief Financial Officer of Peace Arch Entertainment Group Inc.

"We are pleased that Working Opportunity Fund has increased its financial commitment to our Company and, in the process, removed the two lenders that did not support the Company's vision," stated Juliet Jones, Chief Executive Officer of Peace Arch Entertainment Group Inc. "With this important issue behind us, we look forward to the pursuit of our strategic objectives as a creator and distributor of quality, cost effective television programming with worldwide appeal."

The Company also announced that it has converted a $6.6 million current liability due to FremantleMedia Enterprises into a secured loan with monthly interest payments at 10% per annum and principal repayments over three years. This transaction improved the Company's working capital position by approximately $5.9 million.

The Company also announced that, following the completion of the re-financing, its President and Founder, Timothy Gamble, has resigned as an officer and director of the Company, in order to pursue other business opportunities. He will continue to work with the Company as an independent contractor with respect to the Company's existing and future production slate. Mr. Gamble was highly instrumental in building the Company from its beginnings as a service provider into Western Canada's largest independent producer of proprietary television programming.

"Tim has been a key figure within Peace Arch for the past 21 years," noted Ms. Jones. "During that time he has worked tirelessly on the Company's behalf, and his vision has served to solidify Peace Arch's position as a leader in its field."

The Company also announced that Yad Garcha of GrowthsWorks Capital, Manager of the Working Opportunities Fund, has joined its Board of Directors. Board Member Stephen Cheikes resigned his seat effective November 30, 2001. In addition to her role as Chief Executive Officer of Peace Arch, Ms. Jones will assume the role of President.

Ms. Jones added, "I would like to thank Mr. Cheikes, who has been a Board Member and a long-term supporter of the Company since 1998, for his contributions towards the achievement of Peace Arch's strategic objectives."

Peace Arch Entertainment Group Inc. creates, develops, produces and distributes proprietary television programming for worldwide markets. The Company is headquartered in Vancouver, British Columbia, and its stock trades on the American Stock Exchange under the symbol "PAE"; and on the Toronto Stock Exchange under the symbols "PAE.A" and "PAE.B".

Working Opportunity Fund is British Columbia's largest venture capital fund and one of the Company's largest investors.

  This press release includes statements that may constitute forward-looking statements, usually containing the words "believe", "estimate","project", "expect", or similar expressions. These statements are made pursuant to the safe harbor provisions of the Private Securities Litigation Reform Act of 1995. Forward-looking statements inherently involve risks and uncertainties that could cause actual results to differ materially from the forward-looking statements. Factors that would cause or contribute to such differences include, but are not limited to, continued acceptance of the Company's products and services in the marketplace, competitive factors, dependence upon third-party vendors, and other risks detailed in the Company's periodic report filings with the Securities and Exchange Commission. By making these forward-looking statements, the Company undertakes no obligation to update these statements for revisions or changes after the date of this release.

Additional information on Peace Arch Entertainment can be accessed on the Internet at

www.peacearch.com

For additional information, please contact:
Peace Arch Entertainment Group Inc.

Carole Appleby, Media Relations at (604) 681-9308
Email: cappleby@peacearch.com

RJ Falkner & Company, Inc.
Investor Relations Counsel at (800) 377-9893
Email: info@rjfalkner.com

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Peace Arch Entertainment Group Inc. (Registrant)
Date: December 3, 2001	By:	/s/ JULIET JONES (Signature)* Juliet Jones, President and CEO
*Print the name and title under the signature of the signing officer.

GENERAL INSTRUCTIONS

A.  Rule as to Use of Form 6-K,

This form shall be used by foreign private issuers which are required to furnish reports pursuant to Rule 13a-16 or 15d-16 under the Securities Exchange Act of 1934.

B.  Information and Document required to be Furnished,

Subject to General Instruction D herein, an issuer furnishing a report on this form shall furnish whatever information, not required to be furnished on Form 40-F or previously furnished, such issuer (i) makes or is required to make public pursuant to the law of the jurisdiction of its domicile or in which it is incorporated or organized, or (ii) files or is required to file with a stock exchange on which its securities are traded and which was made public by that exchange, or (iii) distributes or is required to distribute to its security holders.

The information required to be furnished pursuant to (i), (ii) or (iii) above is that which is material with respect to the issuer and its subsidiaries concerning: changes in business; changes in management or control; acquisitions or dispositions of assets; bankruptcy or receivership; changes in registrant's certifying accountants; the financial condition and results of operations; material legal proceedings; changes in securities or in the security for registered securities; defaults upon senior securities; material increases or decreases in the amount outstanding of securities or indebtedness; the results of the submission of matters to a vote of security holders; transactions with directors, officers or principal security holders; the granting of options or payment of other compensation to directors or officers; and any other information which the registrant deems of material importance to security holders.

This report is required to be furnished promptly after the material contained in the report is made public as described above. The information and documents furnished in this report shall not be deemed to be "filed" for the purpose of Section 18 of the Act or otherwise subject to the liabilities of that section.

If a report furnished on this form incorporates by reference any information not previously filed with the Commission, such information must be attached as an exhibit and furnished with the form.

C.  Preparation and Filing of Report

This report shall consist of a cover page, the document or report furnished by the issuer, and a signature page. Eight complete copies of each report on this form shall be deposited with the

Commission. At least one complete copy shall be filed with each United States stock exchange on which any security of the registrant is listed and registered under Section 12(b) of the Act. At least one of the copies deposited with the Commission and one filed with each such exchange shall be manually signed. Unsigned copies shall be conformed.

D.  Translations of Papers and Documents into English

Reference is made to Rule 12b-12(d) [17 CFR 240.12b-12(d)]. Information required to be furnished pursuant to General Instruction B in the form of press releases and all communications or materials distributed directly to security holders of each class of securities to which any reporting obligation under Section 13(a) or 15(d) of the Act relates shall be in the English language. English versions or adequate summaries in the English language of such materials may be furnished in lieu of original English translations.

Notwithstanding General Instruction B, no other documents or reports, including prospectuses or offering circulars relating to entirely foreign offerings, need be furnished unless the issuer otherwise has prepared or caused to be prepared English translations, English versions or summaries in English thereof. If no such English translations, versions or summary have been prepared, it will be sufficient to provide a brief description in English of any such documents or reports. In no event are copies of original language documents or reports required to be furnished.

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APPENDIX 2
PEACE ARCH ANNOUNCES REFINANCING OF SUBORDINATED DEBT
SIGNATURES
GENERAL INSTRUCTIONS